November 10, 2008
Via EDGAR and Overnight Mail
Mr. John W. Madison
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, D.C. 20549
Re: Teton Energy Corporation
        Post-Effective Amendment No. 1 to
        Registration Statement on Form S-3
        Filed September 25, 2008
        File No. 333-153007
Dear Mr. Madison:
We are counsel to Teton Energy Corporation (the “Company” or “our client”). On behalf of our client, we respond as follows to the Staff’s comments dated October 20, 2008, relating to the above-captioned post-effective amendment. Captions and section headings herein will correspond to those set forth in Post-Effective Amendment No. 1 to the Registration Statement, a copy of which has been marked with the changes from the initial filing, and is enclosed herein. Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response immediately thereafter.
General
1.	We note that in your explanatory note, you state that you are “clarifying” that the number of shares “registered hereunder” includes the Additional Shares potentially issuable in connection with a Change of Control. Please provide us with a thorough explanation as to whether you had registered in the Form S-3 registration statement that went effective on September 17, 2008 the Additional Shares and how the disclosure in your original registration statement included such shares. In this regard, we note that in the selling shareholder table, the total under the columns “Number of Shares of Common Stock Potentially Issuable for Interest Make-Whole” add up to the entire 8,411,937 shares that you registered in the registration statement. There was no additional column for the Additional Shares issuable in connection with a Change of Control. Please note that you may not add additional shares not previously registered by post-effective amendment.

The Additional Shares were not registered in the Form S-3 registration statement that went effective on September 17, 2008, and were not included in the Selling Securityholders’ table included therein, therefore, we are removing the Additional Shares from this post-effective amendment and have revised the document accordingly. We also have revised the Selling Securityholders’ table to reflect that all of the securities held by Whitebox Teton Ltd. are now held by six of Whitebox’s funds.

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We trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to call me at 212-752-9700 if you have any questions.
Very truly yours,
/s/ David E. Danovitch
David E. Danovitch
cc: Karl F. Arleth